SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV, A
LIMITED PARTNERSHIP

(Name of Subject Company)

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV, A
LIMITED PARTNERSHIP

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

100650209

(CUSIP Number of Class of Securities)

Susan F. Donahue, Esq.
c/o MMA Financial, Inc.
101 Arch Street
Boston, Massachusetts 02110-1106
(617) 439-3911

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

The purpose of this amendment is to amend and supplement the Solicitation/ Recommendation Statements on Schedule 14D-9 previously filed by Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership (the “Partnership”) on February 28, 2006 and March 6, 2006.

On March 8, 2006, the Partnership sent a letter to the Limited Partners of the Partnership, a copy of which is filed herewith as Exhibit (a)(2).

ITEM 9. EXHIBITS.

(a)(1) Letter to the Limited Partners, dated February 28, 2006 (incorporated by reference from the Partnership’s Schedule 14D-9 filed with the SEC on February 28, 2006).

(a)(2) Letter to the Limited Partners, dated March 8, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. IV, A LIMITED PARTNERSHIP (Registrant)

By:	Arch Street VIII, Inc., its Managing General Partner

Date: March 8, 2006	By: /s/ Michael H. Gladstone
Michael H. Gladstone
Vice President and Clerk

By: /s/ Jenny Netzer
Jenny Netzer
President

Exhibit Index

Exhibit Number	Exhibit Name

(a)(1)	Letter to the Limited Partners, dated February 28, 2006 (incorporated by reference from the Partnership’s Schedule 14D-9 filed with the SEC on February 28, 2006).
(a)(2)	Letter to the Limited Partners, dated March 8, 2006 (filed herewith).